20/20 GLOBAL, INC.

March 15, 2019

VIA EDGAR

Scott Anderegg, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:20/20 Global, Inc.

Form 10-12G filed January 31, 2019

File No. 000-56022

Dear Mr. Anderegg:

20/20 Global, Inc. hereby applies for the consent of the U.S. Securities and Exchange Commission to withdraw the Registration Statement on Form 10 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, that was filed January 31, 2019. We acknowledge the helpful comments received from the staff of the SEC respecting this filing and propose to refile this registration statement, including our updated audited financial statements as of December 31, 2018, and for the year then ended. At that time, we will also respond to the staff’s comments.

Sincerely,

20/20 GLOBAL, INC.

/s/ Mark Williams

Mark Williams

President and Chief Executive Officer

480 22ND St. Heyburn, ID 83336 USA

Phone: 208.677.2020